Filed by Randgold Resources Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

RANDGOLD RESOURCES ANNOUNCES INCREASED MERGER OFFER

London, 24 October 2003

The Board of Randgold (LSE: RRS) (NASDAQ: GOLD) announces that it has today submitted an increased merger offer (the "Increased Merger Offer") to the Board of Ashanti. The Increased Merger Offer, which would be effected by way of a scheme of arrangement under section 231 of the Ghana Companies Code, is subject to certain preconditions, including, inter alia, the support of the Government of Ghana in its capacity as regulator, Ashanti Shareholder and holder of the Golden Share. If completed, the Merger will create a major, independent, pan-African focused gold business. Randgold believes that the Enlarged Business will be a low cost gold producer with critical mass and significant growth potential and will be self-financing from completion of the Merger.

Under the terms of the Increased Merger Offer, each holder of an Ashanti Share and each holder of an Ashanti GDS will be entitled to elect to receive either:

        –    0.56 Randgold Shares; or
        –    0.56 Randgold ADRs; or
        –    56 Randgold GhDRs.

Based on the Closing Price of Randgold ADRs on NASDAQ on 23 October 2003, (the Last Practicable Date), of US$22.45, the Increased Merger Offer values each Ashanti Share (or Ashanti GDS) at approximately US$12.57 and values the fully diluted ordinary share capital of Ashanti at approximately US$1.7 billion.

The Increased Merger Offer equates to approximately:

* a premium of 10.3 per cent. to the Closing Price of Ashanti GDSs on 23 October 2003 (the Last Practicable Date); and

* a premium of 12.3 per cent. to the current value of AngloGold's proposed improved final offer announced on 14 October 2003.

On completion of the Merger, existing Randgold Shareholders will own approximately 27.4 per cent. and existing Ashanti Shareholders will own approximately 72.6 per cent. of the Enlarged Business, respectively.

Randgold believes that the Increased Merger Offer represents a genuine and attractive alternative to the improved final offer proposed by AngloGold. There can be no guarantee that an agreement between Randgold and Ashanti will be reached or that the Merger will be effected. Further announcements will be made in due course, as appropriate.

Enquiries: Randgold Resources Limited Chief Executive Dr Mark Bristow	+44 (0) 779 775 2288
Financial Director Roger Williams	+44 (0) 779 771 9660
Randgold Investor and Media Relations Kathy du Plessis	+27 11 728 4701 Cell: +27 (0) 83 266 5847 randgoldresources@dpapr.com
HSBC Bank plc Adrian Coates Tim Morgan-Wynne Jan Sanders	+44 (0) 20 7991 8888

CONFERENCE CALL — FRIDAY 24 OCTOBER 2003

An international teleconference and live audio web cast on the increased offer will be hosted by Randgold Resources CEO Dr Mark Bristow

DATE:	Friday 24 October 2003

TIME:	16:00 UK * 11:00 Eastern (USA/Canada) * 08:00 Western (USA/Canada) * 15:00 Ghana * 17:00 Central Europe/South Africa

Access the LIVE AUDIO WEB CAST on our website at www.randgoldresources.com

PROCEDURE — CONFERENCE CALL:

* Call into the conference yourself and quote 'Randgold Resources' to access the conference. (See the numbers below).

* If you choose the option of us calling you, please ensure that your specified line is free 5-7 minutes prior to the conference call.

* A replay of the call will be available two hours after the teleconference and will be accessible for 72 hours (See the numbers below). The recorded audio web cast will also be available on the company website from two hours after the call.

DIAL-IN NUMBERS — LIVE CALL — Access code 'RANDGOLD RESOURCES'
UK — Toll-free 0800 917 7042
USA — Toll 1-412 858 4600, Toll-free 1-800 860 2442
CANADA — Toll-free 1-866 802 2443
SOUTH AFRICA — Toll 011 535 3600, Toll-free 0800 200 648
GHANA — Toll +27 11 535 3600, Toll + 41 916 105 600
EUROPE & OTHER — Toll + 41 916 105 600, Toll-free + 800 246 78 700
AUSTRALIA — Toll-free 1-800 350 100

PLAYBACK — replay available 2 hours after the call, for 72 hours. Access Code #2054
UK, EUROPE & OTHER — + 41 91 612 4330 (Switzerland)
USA & CANADA — 1 412 858 1440
SOUTH AFRICA — 011 305 2030

NOTE: the recorded audio web cast will also be available on the company's website from 2 hours after the call has ended.

OPTION — WE CALL YOU

If you wish us to call you for the conference call, please send your details to randgoldresources@dpapr.com or by fax to +27(11)728-2547

For any queries contact Kathy du Plessis on +27(0)11 728-4701 or +27(0)83 266 5847.

Sources and Bases:

1.    The fully diluted ordinary share capital of Ashanti has been sourced from Ashanti's 2002 Annual Report.

2.    Share price information has been sourced from Bloomberg.

3.    The current value of AngloGold's proposed improved final offer announced on 14 October 2003 is calculated by multiplying the fully diluted number of shares in AngloGold which would be issued to

Ashanti Shareholders pursuant to the terms of the proposed merger announced on 14 October 2003 by the Closing Price of AngloGold American Depository Shares on the New York Stock Exchange on the Last Practicable Date.

4.    The statement "Randgold Shareholders would own approximately 27.4 per cent. of the Enlarged Business" is calculated by dividing the existing issued share capital of Randgold by the pro-forma number of Randgold Shares which will be in issue after completion of the Merger.

5.     The statement "existing Ashanti Shareholders would own approximately 72.6 per cent. of the Enlarged Business" is calculated by dividing the number of Randgold Shares which will be issued to Ashanti Shareholders under the Increased Merger Offer by the pro-forma number of Randgold Shares which will be in issue after completion of the Merger.

HSBC Bank plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Randgold, and no-one else in connection with the matters referred to in this announcement and will not be responsible to any person other than Randgold for providing the protections afforded to customers of HSBC Bank plc, or for advising any such person on the contents of this announcement or any transaction referred to in this announcement.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of securities in any jurisdiction in which such offer, sale or distribution is not permitted.

DISCLAIMER: The contents of this announcement, which has not been approved by Ashanti, has been approved by and are the sole responsibility of the Board of Randgold. Statements made in this release with respect to Randgold's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold, Ashanti and the Enlarged Business. These statements are based on assumptions and beliefs in light of the information currently available. Randgold cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Obuasi, estimates of reserves and mine life, future growth potential and capital investment, and the integration of Randgold's and Ashanti's businesses. For a discussion of important factors and risks involved in the companies' businesses, refer to Randgold's Annual Report on Form 20-F for the year ended 31 December 2002, which was filed with the US Securities and Exchange Commission on 27 June 2003, and Ashanti's Annual Report on Form 20-F for the year ended 31 December 2002, which was filed with the SEC on 17 June 2003, and any other document in respect of the proposed Merger which may be furnished to or filed with the SEC by Randgold or Ashanti.

In the event that Randgold and Ashanti enter into an agreement regarding the proposed Merger, Randgold will furnish to, or otherwise file with, the SEC a scheme document/prospectus. In the event a transaction is entered into, investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available because it will contain important information. In the event a transaction is entered into, investors and security holders may obtain a free copy of the scheme document/prospectus (when it becomes available) and other documents containing information about Randgold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus (when it becomes available) would also be obtainable free of charge by directing a request to Randgold Resources Limited, La Motte Chambers, La Motte Street, St. Helier, Jersey JE1 1BJ, Channel Islands, Attn: David Haddon, Group Secretary, telephone + 44 (0) 1534 735 333, fax +44 (0) 1534 735 444.

Randgold does not undertake any obligation to update any forward looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

APPENDIX I

Definitions

"AngloGold"	AngloGold Limited, a company incorporated under the laws of South Africa;

"Ashanti"	Ashanti Goldfields Company Limited, a publicly listed company registered under the laws of the Republic of Ghana;

"Ashanti GDS"	the Global Depository Securities of Ashanti, listed on the New York Stock Exchange;

"Ashanti Shareholders"	the holders of Ashanti Shares or Ashanti GDSs;

"Ashanti Shares"	the ordinary shares of no par value in the capital of Ashanti;

"Board"	the board of directors of Randgold or Ashanti, as the context requires;

"Closing Price"	the closing middle market price of the relevant security;

"Enlarged Business"	Randgold, as enlarged by the proposed combination with Ashanti;

"Golden Share"	the one special rights redeemable preference share of no par value in the share capital of Ashanti owned by the Government of Ghana;

"Last Practicable Date"	23 October 2003, the last trading day prior to the date of this announcement;

"London Stock Exchange" or "LSE"	London Stock Exchange plc;

"Lonmin"	Lonmin plc;

"Merger"	the proposed merger of Randgold and Ashanti;

"NASDAQ"	the NASDAQ National Market;

"Randgold"	Randgold Resources Limited, a company registered under the laws of Jersey;

"Randgold ADRs"	the Randgold American Depository Receipts currently listed on NASDAQ;

"Randgold GhDRs"	the proposed Ghanaian Depository Receipts of Randgold, 100 of which will represent one Randgold Share;

"Randgold Shareholders"	the holders of Randgold Shares;

"Randgold Shares"	the ordinary shares of 10 US cents each in the capital of Randgold;

"US" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction.